Exhibit (a)(5)(F)

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

Q&A

<A—Stefan Gruber, Head of Investor Relations>: Than you, Vishal. Before we go into Q&A, I’d like to ask Werner Brandt to join me here on stage for the Q&A. I believe Bill McDermott is on his way. So as soon as Bill McDermott is miked up he should join me as well here on stage, and in Frankfurt I would like to ask Jim Hagemann Snabe to join Vishal and Olli on stage. And then we have to just wait a couple of minutes for the final preparation of the mic technology here. Again as a quick reminder, please send us questions by e-mail to investor@sap.com. We will also try to take some questions by e-mail and then secondly, if you’re here in the room in Orlando just because of the camera, please stand up when you ask the questions o everybody can see each other in both locations. So welcome to Bill McDermott also here on stage.

<A—Bill McDermott>: Hi, everybody, hello Werner, hi, Stefan.

<A—Stefan Gruber, Head of Investor Relations>: Hello, Bill.

<A—Bill McDermott>: How are you doing?

<A—Stefan Gruber, Head of Investor Relations>: So I think as a courtesy to those of you who traveled to Orlando which is still the largest SAPPHIRE, we start with a question here in the room in Orlando and I see one here from Rick Shellant.

<Q>: Thank you.

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

<A—Bill McDermott>: Hi, Rick.

<Q>: Hi. Just a question on the in-memory, you talked about it with respect to analytics, and with the acquisition of Sybase I’m curious whether you might take it further and what we might hear more about your plans with database and whether there’s innovations you have in mind for the core system, not just for the analytics part?

<A—Bill McDermott>: I just – maybe a couple of thoughts on it. I mean, first of all, the in-memory combined with Sybase promises to be an exciting opportunity in the Sybase install base. Similarly, having Sybase work with SAP’s Business Suite and our in-memory innovation with their core product could result in a nice side-by-side or actually a product that doesn’t exist anywhere in the market today for many vendors, so it could be breakthrough. The idea is we’re going to share the crown jewels between Sybase and SAP. We’re going to run the companies separate, so they have a separate and clear go-to-market strategy, very important, and we’re going to remain open to the ecosystem. So the current providers, large technology vendors you’re very familiar with like IBM, like Microsoft and even Oracle, we will be open to all of these participants so the customer gets the maximum value and they get choice. And I’m sure Vishal and Jim probably has some additional thoughts on in-memory and how we are going to turbocharge that.

<A—Vishal Sikka, Chief Technology Officer>: I would like to add to the question by saying that yes, we do see a tremendous opportunity of our in-memory computing capability that SAP has built over the years. As a significant disruption to the way data is managed in general, and therefore like Bill said, given the installed base of Sybase we have an opportunity to bring our in-memory technology to the Sybase installed base and bring innovation to the existing database products that Sybase has.

<A—Stefan Gruber, Head of Investor Relations>: Jim, do you want to comment on this as well?

<A—Jim Hagemann Snabe>: No, I’m fine. We had two great Executive’s answering already so…

<A—Stefan Gruber, Head of Investor Relations>: Okay. We have

<A—Werner Brandt>: Let me address upon those integration. I think Bill made it very clear that we’d keep Sybase separate, and this would mean that we keep really the companies separate and only share infrastructure from a shared service perspective, purchasing perspective, where we think it’s beneficial for the combined organization. If you look to the development organization of both, I think it will be kept separate. We will keep protected in-memory, the development organization in SAP. On the other side, we would look to see to combine the mobile forces of both companies, moving our part over to Sybase, but that’s it from an integration perspective. And I emphasize on this because I want to make very clear that if you talk about synergies, synergies are coming from top line synergies, it’s not coming from cost reductions on the combined organization. We will have some, but the majority, as I said in the call, is on the top line.

<A—Stefan Gruber, Head of Investor Relations>: Thank you Werner. We have one question actually from the web, and the question is directed to Vishal, as he gave this – his vision on the memory computing. So the question is now Sybase has also some in-memory capabilities with IQ, are you really in advance in this field or is it becoming commoditized? What’s your competitive advantage? So over to Frankfurt.

<A—Vishal Sikka, Chief Technology Officer>: From my understanding, the Sybase IQ product is not an in-memory product, it is a disk-based column store and Sybase has pioneered the column store approach, but using an on disk methodology. Over the last 15 years, they have significant intellectual property in this area. But it is not an in-memory column store. SAP has built an in-memory column store over the last several years.

<A—Stefan Gruber, Head of Investor Relations>: Okay. Thank you. We now see a question here from the audience in Orlando. Let’s see one here. Una Polaghe.

<Q>: Yes. It’s Una Polaghe from Nomura. You talked about the vision of cutting out IT layers like ETL and connecting analytics directly to transnational systems. I mean, from a customer TCO perspective this is great news, but I mean, how can you turn this into an advantage, how will this adjust over time SAP’s business model? Thank you.

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

<A—Bill McDermott>: I talked today in the keynote about the real time enterprise and the fact that our best customers are running a virtual boardroom today where they take advantage of the key business processes on SAP à la the transactional systems and the end-to-end process order to cash procured to pay, but I also talked about the in-memory and the computing power, business objects, business objects explorer provides on top. That same CEO in that same boardroom wants to connect the line workers to the corner office, which is unique in the area of mobility, which is the other part that we made. So it’s the real time enterprise meeting mobility that’s driving culture change, empowering workforces and driving real productivity. The innovation conversation we’re having with customers today is just that: make my enterprise run better, make it faster, make it real time, get my people productive.

<A—Werner Brandt>: And this doesn’t mean by the way that we change our business model.

<A—Bill McDermott>: Yeah, actually, Werner, that’s a great point. This whole debate on the business model, let’s put it to bed once and for all, because the upfront business model is every bit is interesting to customers today as it was 30 years ago. In fact, during the height of the recession we offered the flexible licensing agreement, as you remember Werner.

<A—Werner Brandt>: Yeah.

<A—Bill McDermott>: And what we thought was a lot of customers would have an interest in that. Actually only about ten worldwide did. So we see much more focus now on innovation, how they can recast their cost base and how they can make their enterprise more productive. There’s a lot less on the tactics of how you finance a deal. There’s capital back in these companies on the CapEx side as well as the OpEx side and the procurement of license is no longer an issue that’s on the table.

<A—Werner Brandt>: And I figured that’s good that we had this offer at that point in time, because it’s helped customer to nevertheless invest in SAP. Because on that angle we have developed something which could hold if something like the prices could come back again.

<A—Bill McDermott>: Indeed, and we still have it, it’s still available. So the customer has the choice.

<A—Stefan Gruber, Head of Investor Relations>: Thank you. Any other questions here in the room in Orlando, otherwise we move over to Frankfurt. I think – I get the information that we have one question here from Frankfurt, over to Frankfurt. Olli.

<A>: Thank you, Stefan. Yes, indeed, maybe we can even take two questions if you may, because they just came up. The first one goes to Marc Rode from MainFirst Bank. Marc, please go ahead.

<Q—Marc Rode>: Okay. Can you hear me okay? Two things. One is on the technology leap that you have on In-Memory. I understand there are some patents involved this way which I’m never quite sure how protective they really are in the software world. How important is that technology lead, let’s assume you have one, to actually go ahead and be differentiated in the market, under the maybe slightly naive assumption that the lead might not persist forever?

And secondly, on your tagline, which is on-premise, on-demand, and on-device – especially on the last part, on-device, what do you currently have and what do you need to get from Sybase to be really on-device, as you put it?

<A—Vishal Sikka, Chief Technology Officer>: Maybe I start and then Jim you can add. In terms of the lead, ultimately the lead is defined in the marketplace. We are obviously very aggressively protecting our intellectual property, which is unique and remarkable. But nonetheless, the proof is in the pudding and it’s in the marketplace and we are going to deliver this product to the marketplace. In terms of the cost that the previous question had asked, I want to just add a couple of things.

It is very important to understand the paradigm of analytics that we have become used to, accustomed to over the years, is that you have a transactional system, then you ETL from that into another system, then you build cubes and views and aggregates on that system and then you get smaller segments of that data into data marts or local databases and spreadsheets and so forth. And then you can get the answer to the question that you are thinking about. Turns out that at every step of the way, somebody else makes a guess, a judgment, about what questions you are really interested in

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

asking.

But when we get rid of all of these layers, we not only get rid of the layers of cost associated with each one of the breaks in this process, but we also enable the person who is sitting at the other end, like Bill said asking the questions, to ask whatever question that they can think of to this underlying data. And that is an extremely powerful proposition. And the other part of your question about on-demand, on-device and on-premise, what we are currently working on with on-device is several things. In fact, together with Sybase, we have a couple of things that we have been doing.

We released earlier this year a product, together with Sybase, for mobile CRM. In fact, the success of that experience, of working together with Sybase, to mobile enable our applications and to expose them into this beautiful interfaces on mobile devices, was one of the things that we were very attracted to, which led to the things that we announced last week. We have been doing that, we have been doing lots of other things in the mobile area, we have been working with Microsoft on Duet, for example, and we will continue to do that. As Jim mentioned earlier today, Business ByDesign has native mobile experiences on top. So there are several aspects of our on-device strategy independent of Sybase that we have already been executing on.

The acquisition of – the potential acquisition of Sybase makes it incredibly accelerated for us to achieve that. Sybase has several – three, in fact three dimensions of fundamental mobile innovations that are leading mobile platforms in the market. One is, of course, this mobile middle ware to connect existing systems to mobile devices, independent of the mobile device. And this is a unique technology. It has device diagnosticity on the one end, to be able to create beautiful experiences on any device, and on the other hand to be able to handle all the connectivity issues to connect the existing systems to mobile devices.

They also have native mobile applications in the area of mobile commerce and mobile payments and then they have the messaging infrastructure to connect SMS messages and MMS messages, IPX, geographical messages and so forth to people around the world, partnerships with the 900 carriers and operators, which is more than 90% of the carriers and operators in the world. And their competency leads to between 1.5 and 2 billion messages going through Sybase’s infrastructure every day. So all three dimensions of that mobile infrastructure from Sybase are incredibly important to our strategy going forward.

<A—Jim Hagemann Snabe>: And maybe I can add just a comment on this notion of advance to others, two comments in fact. One, it’s really not about the technology only, it’s about using the technology to solve business problems. And I think you’ve seen SAP do exactly that. I mean, client server was a technology. Many had client server. What we did was, we took the client server technology and moved it into a use case which was relevant for business. So we don’t believe – and that’s my second point – that advancement to competition happens by one jump and then we are in advance.

In fact, one philosophy that I have personally is that you only get competitive sustainable advantage if you run faster than your competition all the way, and this we will do within memory technology by not just delivering the technology to the market, but building applications we could not build before because of the speed and access of data that we get. And I urge you to go and look at the keynote tomorrow, where Vishal and Hasso will talk about some of these ideas on what you could do if you had this technology and what we are doing with this technology.

<A—Stefan Gruber, Head of Investor Relations>: Thank you Jim. I believe there is another question in Frankfurt.

<A>: We do have one more, Hoi Lam from Citigroup. Please go ahead.

<Q—Hoi Lam>: Hi guys. Two questions if I may. The first is on the practicality of basically having one database which store both the BI and the transactional data. Because as you mentioned before, the IT landscape is very heterogeneous, so by default, they exist in different transactional database. And that’s why perhaps you still need a essential data warehouse, which aggregate everything before you do the analysis. I was just wondering if there is potentially a change in that landscape where maybe SAP would join together more data from a transactional perspective and as a result perhaps reduce the need of that.

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

<A—Vishal Sikka, Chief Technology Officer>: I think the key to understand this is that the distinction between analytical and transactional data management is not necessary. You can still have lots of databases serving both the purposes. We believe that with the In-Memory technology, we have the ability to take raw transactional data directly out of transactional systems and enable complex analytics on that directly without reorganizing, without creating aggregates or views on top of that. And therefore, the competency from Sybase on the traditional databases and the install base that Sybase has of traditional databases, is something extremely exciting for us to bring this capability into.

<Q—Hoi Lam>: And the second question is, my understanding is that on Business ByDesign, the default language for expansion, is perhaps ..NET and use of Silverlight. Have your commitment towards Java changed in any way as a company?

<A—Vishal Sikka, Chief Technology Officer>: Our commitment to Java has not changed. We have a massive investment in Java, we have obviously a massive investment in ABAP, and we find that there are areas where it is necessary and it is advantageous to have .NET based components in our applications. In Business ByDesign, we made a strategic choice to have our user interface in .NET and Silverlight, a rich Internet experience. In addition, the mobile capabilities of Windows Mobile are natively available to our screens in Business ByDesign. However, it is also important to note that Business ByDesign has a natively service oriented architecture, which makes it possible for us to attach any kind of user experience on top, such as the experience that Jim showed earlier today on an iPad. That connectivity is there because of the architecture of Business ByDesign, natively.

In general, about Java, Java is a thriving ecosystem in a community, however Java is not the only programming language out there. We are one of the earliest investors in Java, we have a massive investment in Java, we expect that to continue for the foreseeable future. However, it is important to realize, if you are a student of programming languages, there is a new major programming language approximately every 10 years and there will be more languages that will come in the future and we will obviously, under the right circumstances, integrate those other ones as well.

<Q—Hoi Lam>: Thank you.

<A—Stefan Gruber, Head of Investor Relations>: Thank you Vishal. Any further questions from the audience in Frankfort?

<A>: I think we have one more, if we may, from Thomas Becker from Commerzbank. Thomas, please go ahead.

<Q—Thomas Becker>: Yes. Just a very quick one. I’m wondering how has SAP ecosystem to evolve to keep up with SAP's, I would call it updated strategy, including the Sybase acquisition, so how shall we look at that?

<A>: Could you repeat?

<Q—Thomas Becker>: Yeah, the ecosystem, I’m just wondering -

<A>: The ecosystem.

<Q—Thomas Becker>: The ecosystem, how will it evolve – so it seems that there is a lot going on with on-premise, on-device and clearly also when you look at the Sybase acquisition, you have probably some changes to the ecosystem, what will it look like in the next years? Are you too fast for your partners?

<A—Jim Hagemann Snabe>: Maybe I can give a first response to that, first of all I believe that there will be a change to the traditional system integration who have traditionally worked on installing on-premise software. We see more and more that our customers are looking for more rapid ways to consume software and not just on-demand, but also on-premise. And we are working hard, based on our experiences in fact from the mid-market with all-in-one, to package our solutions with content and service offering so that we can get rapid projects and very rapid value for our customers in the on-premise world.

Then hence also the innovation without disruption, which is adding on new opportunities for the install base. So the SIs will move their focus from the system work more into the transformational work, that is one change. Secondly, I believe there will be a huge ecosystem of companies building applications on top of our platform. We have on-premise

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

platforms with the business suite. We have analytical tools that you can enhance and we have the on-demand tools as well. And then the third layer, in my opinion, is to whole mobility, where you can, with very little effort in fact, give user-specific experiences, and there is not a business model for SAP to deliver user-specific experiences. We will deliver the infrastructure, the consistency, the process integrity and the tools, but then someone needs to do the last mile, could be an ecosystem, in fact, it could be customers, in fact it could be users themselves. And we want to fuel that level of innovation. A little bit like the EPSO idea of the Apple but not with games, with business applications for business people. Vishal?

<A—Vishal Sikka, Chief Technology Officer>: Yeah. We believe that the opportunity to mobile, create mobile experiences in these beautiful new devices, is a massive opportunity for our – and our ecosystem will help us fulfill that opportunity.

<A—Stefan Gruber, Head of Investor Relations>: Well, thank you. And I am looking to my watch and in the interests of time, I do think we have time for one final question here from the floor in Orlando. I see Ross MacMillan here in the back, number three. Before we take Ross’s question, there is still one open from the Internet. The question came in from Scott Penner, TD Securities: with the success of business intelligence for structured data, what are the elements of your strategy for unstructured content? I believe we hand it over to the colleagues in Frankfurt, yeah, Vishal or Jim?

<A—Vishal Sikka, Chief Technology Officer>: I can address that. Absolutely. The technology in fact that we have used for our In-Memory data analytics originally had its roots in Tech Search, and we continue to support that. We have several products in the area of enterprise search that are aimed at managing unstructured information, we do enterprise content management beyond search, together with our partner, such as Open Text. And we see a deep integration over time between the ability to manage unstructured search with structured data analysis. One of the technologies that is a really unique and highly differentiated technology that we have in our Business Objects portfolio is around doing complex text analytics. And we are bringing that to market in several upcoming products that we’re working on. This is a technology that came from an acquisition of insight that BusinessObjects made in the area of complex linguistic analysis.

<A—Jim Hagemann Snabe>: And maybe if I could just add a comment on that. Because I think it’s very important to understand that we believe that there is a huge market, which is this whole unstructured market. It’s not just about search of unstructured data, it’s about unstructured processes, collaborations between people where the user decides where to go next. And we are very committed to bring tools that enable people to have these unstructured interactions with each other, but link it back to the structured world so that, whenever they’ve done their unique experience and interaction, what they bring back is structured information that fits into the structured world of our process engines, business suite, ByDesign et cetera. This is a huge market that the Facebook brought to the enterprise and integrated to the back-end, so you get consistency, you get the compliance, you get the documentation of what happened when you were in this unstructured world, very big market for the future.

<A—Stefan Gruber, Head of Investor Relations>: Thank you. And now I think hand over the microphone to Ross MacMillan [Jefferies & Co., Inc.] for the final question.

<Q—Ross MacMillan>: Thanks. Just to clarify, when Leo [inaudible] your predecessor was out on the road earlier this year, he talked a lot about how SAP had invested in in-memory OLAP technology, but also big investments in in-memory OLTP database technology. Effectively arguing for the end to the relational database, and with Sybase you get a number of assets, but you buy the vast majority of its revenue as relational database technology. So just trying to understand whether the whole R&D roadmap down that road of in-memory OLTP is over, or whether it’s still ongoing and it’s going to take time to come to fruition? So that’s the first question.

The second question is, Sybase had a strategy with its mobile assets, of partnering. You are a partner, it had a slew of other partners. It’s still not clear to me whether, with your acquisition of those mobile assets, you intend to keep them for SAP only or whether you intend to open them up to the external world and continue to work with all those partners? So if you could talk to that as well, that would be helpful.

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

<A—Bill McDermott>: Sure. I can give you – thank you for the question Ross. I’ll just give you a couple of thoughts on Sybase that I think tie to your question. One, Sybase is one of the few companies that we partnered with in co-development to actually get business applications onto mobile devices, where they executed beautifully. They knew exactly what they were doing. And they moved, for example, my SAP CRM onto handheld devices, whether it’s the iPhone or the iPad and it works beautifully. Then we put BusinessObjects Explorer on top and a CEO can literally run her or his company in real-time utilizing the power of business applications from SAP and mobile infrastructure from Sybase.

So we saw that world and we like that world and we know that the CEOs and leaders of companies we talked to want that. Now as it relates to technology transitions, it’s pretty clear to us that technology transitions do take time. And Sybase’s core business is absolutely a very valid core business. Remember one thing about Sybase. What they do is precise, high quality. In fact, they do it for some of the best, biggest banks and investment banking firms around the world, 46 of the top 50 run Sybase. So we think their core technology is absolutely leadership technology. And we think it has a great upgrade cycle in their install base. We think our in-memory technology can help them invest in and build the next big thing for their customers.

Within our install base, their core technology will work with our business suite in less than six months and we think that gives the customer something else to choose from. When you combine that with in-memory, now you’ve really got something, because the customer has choice and they have the best of both worlds.

The big thing that we see, and we’ve continued to reinforce at SAPPHIRE, is the magic of running a real-time enterprise on the SAP Business Software System and empowering and mobilizing a work force around real-time execution, where companies, instead of running with boring red, yellow and green lights and boring staff meetings, can now run their business based on exception with their workers mobilized, productive, making decisions, getting paid to do what it is they can do. And that changes everything. So there is a little bit of technology here, there’s a little bit of cross innovation here, but there’s also wiring the real-time mobile enterprise.

<A—Stefan Gruber, Head of Investor Relations>: Any further commentaries from Frankfurt, Vishal or Jim?

<A—Jim Hagemann Snabe>: I think, Vishal, maybe you can comment as well because there is additional opportunities there as well.

<A—Vishal Sikka, Chief Technology Officer>: It is very important to understand the in-memory data management that we have been talking about and perhaps this is what you referred to from Leo’s road show earlier. This is a technology that combines the best of our expertise at SAP in in-memory analytics, in in-memory transaction management, as well as in the traditional database that we have had called Max TV, which has been around for 33 years. The combination of this led to our work on in-memory technology that Hasso and I will talk about tomorrow. This does include the transactional processing capabilities as well.

Like Bill said, the installed base of Sybase as well as the massive expertise that they have had in serving some of the most complex database installations on the planet gives us an opportunity to bring this remarkable in-memory technology from SAP into the install base of Sybase. This we believe is an opportunity for Sybase to grow their install base and to create an upgrade cycle in their install base. This we think is a very exciting opportunity.

In addition, there are assets of Sybase’s database business that could play a role in the SAP install base like Bill talked about and we are continuing to work on that as well. We will continue to work on that. The in-memory technology development at SAP is an incredibly exciting development. This is going to be one of our strategic efforts going forward. I am personally responsible for this and this is something that we are going to be investing heavily on and continuing to grow because we think that over time, this has the potential to become a core foundation element for all of our products.

<A—Jim Hagemann Snabe>: And if you feel the excitement from Bill, from me, from Vishal, from Werner, from the entire Board from SAP, it’s that combination of leadership in business process software, leadership in analytics software and now leadership in mobile. We combine those three assets through the potential of in-memory technology. It is a very interesting cocktail that can change the infrastructure of companies. In a stepwise approach, it’s not like

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

suddenly tomorrow, everything is new. It’s going to be an evolution. But we will take this opportunity and lead that evolution with our customers and the customers of Sybase.

<A—Stefan Gruber, Head of Investor Relations>: Thank you. Well, I said it was the final question. I saw one additional question in the first row from Benjamin, which is now really I think the final question.

<Q>: I wonder if we can just get a follow-up from Vishal. I may have just missed it. But I was wondering, I think the crux of the question from Ross was, is this extending from OLAP to also OLTP with your in-memory technology?

<A—Vishal Sikka, Chief Technology Officer>: The answer is yes.

<A—Stefan Gruber, Head of Investor Relations>: That was a short question, but to justify it, I think Neil Steer to have the final word at today’s event.

<Q—Neil Steer>: Thank you. Neil Steer from Redburn Partners. Also just following on from Ross’s last question.

Obviously Sybase has relationships at the moment with other application vendors and you’ve mentioned that Sybase will be run separately. Do you think that other application vendors will, now that Sybase is going to be a wholly owned subsidiary of SAP, lose interest in those relationships or do you think that Sybase should push forward and extend those relationships and effectively work with competitors of SAP on the enterprise application side?

<A—Bill McDermott>: [inaudible] customers having choice, there is no reason why especially with our design, to have Sybase run separately that Sybase should not continue to build upon the relationships that they have and customers should not continue to benefit from not only SAP technology, but also the technology of our competitors. No reason in the world we should not continue to do that.

<A—Jim Hagemann Snabe>: In fact, we today have many competitors using our BusinessObjects technology. In spite of the fact -

<Q—Neil Steer>: Okay. Sorry and just one final question. Lastly from the conference call post the announcements of the acquisition, a number of questions tried to probe on the degree of cross selling, which obviously is to be clear a synergistic benefit you hope to achieve, and I think Werner last week, you suggested that you may have more comments to make specifically on that today. Is there anything you can add?

<A—Werner Brandt>: I said that I would come up with more concrete insights into the synergies on the top line, when we have closed the transaction.

<A—Bill McDermott>: Maybe I could build on that without getting into too much detail as well, but obviously, we see immediate capacity as Vishal and Jim both have said, analytics is an obvious area, where we are the market leader not just in business applications, but we’re also the market leader in analytics. There is no reason why Sybase couldn’t combine the analytic products that we have with theirs and that’s an obvious cross sell opportunity. Similarly, there is no reason why we couldn’t add the Sybase analytics to our portfolio and offer customers more choice. And when our suite does integrate well with Sybase’s core database technology, there is no reason why there couldn’t be an opportunity to cross sell there. After all we resell Microsoft and IBM and even Oracle today. So customers should obviously have that choice.

Now you’ve got the core business, the analytics locked up and of course the big growth area and the one we were most interested in was the mobility, and we’ll be executing on all cylinders and the interesting thing you should know is the cultures of these two companies really do co-operate extremely well. Not just at the leadership and the management level, but also at the engineering level. We’ve been working together for some time now. There is tremendous professional courtesy and respect between the two companies and I know firsthand that Sybase and Sybase people feel extremely good about being part of the SAP Group, and they also like the way we’re structuring this, that they get to run separate, cross sell, share the crown jewels and don’t complicate things.

<A—Stefan Gruber, Head of Investor Relations>: Thank you Bill, thank you Werner. I believe we have also comment from Frankfurt, Jim. I hand it over to you.

Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

<A—Jim Hagemann Snabe>: Yeah, just one question or one comment on the previous question. It is a fact today that even BusinessObjects is being used as a technology as an OEM kind of fashion where the competitors of SAP will produce E&P system. So we do stay loyal to that model also with Sybase and let me just finish by looking at a base for the home grown software because of our choice on standard software. It gives to the stack where we believe the key [inaudible] buy the entire stack consolidate end-to-end [inaudible] stack. We believe our strategy is one of being more innovative, being more open and offer customers the future and choice rather than a consolidation of the past. That’s why we’ve chosen this strategy.

That’s why the Sybase acquisition is very important, because it moves us ahead, increases the scope of that choice that we made strategically. And we are very confident that we can in fact in our parts of that stack show the strong leadership from an innovation point of view, and work with other innovators in the other parts of the stack to build a next generation infrastructure for our customers and customers to be. Thank you.

<A—Bill McDermott>: On Jim’s point, if you look at banking as an example, financial services, it’s a key vertical that we’re focused on. Sybase is a leader in that vertical. As Vishal said, SMS and MMS, 1.5 to 2 billion messages a day. Obviously in telco that opens up huge opportunities, the phone is already ringing. Then if you think about markets like China, the number two economy in the world in 2011, skipped the PC generation all together, the business consumers there went right to the mobiles. Three out of four of them right to the mobile. If you believe that the mobile is the new desktop and you can combine the assets of these two companies, you pretty quickly jump to the conclusion that we’re on to something really strategic here, really market making.

Stefan Gruber, Head of Investor Relations

Well, thank you very much. That was a nice final comment. This concludes our financial analysts’ conference here today and we hope that you will join us tonight for the investor reception which will be held at the Norman’s Restaurant at the Ritz-Carlton Hotel. And we’ve arranged transportation from the Hilton Orlando. The bus will leave at 7:45 PM. So thank you all for joining us, and good evening. Guten abend to Frankfurt. Thank you. Bye, bye.

Company Representative

Good night.

Company Representative

Thank you.

Bill McDermott

See you guys.

Company Representative

Thank you.

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Company Name: SAP Company Ticker: SAP GR Date: 2010-05-18 Event Description: SAP International Customer Conference	Market Cap: 43,632.30 Current PX: 35.57 YTD Change($): +2.57 YTD Change(%): +7.788	Bloomberg Estimates - EPS Current Quarter: 0.457 Current Year: 2.041 Bloomberg Estimates - Sales Current Quarter: 2703.476 Current Year: 11356.622

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